Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre

26 Hung To Road, Kwun Tong

Kowloon, Hong Kong

November 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Nicholas Nalbantian

Re:	Creative Global Technology Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-273329) Request for Acceleration of Effectiveness

Dear Mr. Nalbantian:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Creative Global Technology Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on November 18, 2024, or as soon thereafter as practicable.

Very truly yours,

Creative Global Technology Holdings Limited

By:	/s/ Shangzhao (Cizar) Hong
	Name:	Shangzhao (Cizar) Hong
	Title:	Chief Executive Officer